December 2, 2014


Via EDGAR
Mr. John P. Nolan
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington DC 20549


Dear Mr. Nolan:

This is in response to your e-mail dated November 19, 2014. The loan cost* recovery income and increase in interest income in the second quarter was* related to two borrowers: Interstate Holdings (Loan 1518) and Robesa* Investments (Loans 1610 and 1721).

Interstate Holdings (Loan 1518):
This loan was originated and funds disbursed on August 13, 2004, in the* amount of $3,187,500. Payments were made for a period of time, bringing the* balance down to $3,008,401. The loan became impaired and went into* non-accrual status on August 31, 2010. There were two subsequent* writedowns; on March 31, 2013 in the amount of $1,197,250. and on*
 December 31, 2013 in the amount of $616,562. These writedowns brought the* loan balance to $1,194,589. An appraisal completed in June of 2014* reflected a value of $1,750,000, well above the loan balance. OptimumBank* paid the 2009 real estate taxes for this property in March of 2012, in the* amount of $110,664., and paid the 2010 taxes in January of 2013, in the* amount of $112,681. These transactions created a negative escrow balance* of $223,345, which the Bank was required to expense under the terms of the* Consent Order. We were also required to accrue expense for the 2011 and* 2012 taxes, a total of $230,042.

In 2014 this loan was sold to a new borrower. Conditions for the sale* included OptimumBank being reimbursed for the 2009 and 2010 taxes that* were previously paid, and the new borrower being responsible for paying* the 2011, 2012 and all subsequent taxes. Therefore, the Bank was able to* recover prior expenses for the negative escrow balance and the tax* accrual, a total of $453,387.

Robesa Investments (Loan 1610):
This loan was originated and funds disbursed on April 15, 2004, in the* amount of $2,250,000. Payments were made for a period of time, bringing* the balance down to $2,082,049. The loan went into non-accrual status on* December 31, 2010. There were no writedowns on the loan. After falling* behind on payments by approximately nine months, the borrower began making* regular payments, but never catching up. As a result, the Bank was unable* to take the loan out of non-accrual status and take the interest payments* into income. The principal balance as of May 2014 was $2,012,282. An* appraisal completed in April of 2014 reflected a value of $2,250,000.*
  The loan was paid off on June 26, 2014. The Bank was then able to take* into income $266,166 in prior interest payments on non-accrual loans.

Robesa Investments (Loan 1721):
This loan was originated and funds disbursed on November 8, 2006, in the* amount of $600,000. Payments were made for a period of time, bringing the* balance down to $570,536. The loan went into non-accrual status on* December 31, 2010. There were no writedowns on the loan. After falling* behind on payments by approximately nine months, the borrower began making* regular payments, but never catching up. As a result, the Bank was unable* to take the loan out of non-accrual status and take the interest payments* into income. The principal balance as of May 2014 was $548,515. An* appraisal completed in March of 2014 reflected a value of $1,200,000.*
The loan was paid off on June 26, 2014. The Bank was then able to take* into income $89,644 in prior interest payments on non-accrual loans.


Classification of Loan Costs Recovery:
For the second quarter 10-Q, the Loan Costs Recovery was shown as*
 Noninterest income. In the third quarter 10-Q, the year-to-date amount* was reclassified as a reduction of Noninterest expense. The Bank did an* assessment that a reduction of expense is a more appropriate presentation* than an increase in income because the items detailed*
 (Interstate Holdings) were originally expense items. We will continue to* present the items in this way. We did not feel it was necessary to* revise the filings because there was no impact on net earnings as a* result of the reclassification.


Sincerely,*


Thomas A. Procelli*
Principal Executive Officer and*
Principal Financial Officer*










2477 East Commercial Boulevard*
Ft. Lauderdale, Florida  33308*
Phone: (954) 900-2800*
Toll-Free: (888) 991-BANK*
Fax: (954) 900-2801*